MIRANDA GOLD CORP.
Suite 306 – 1140 Homer Street
Vancouver, B.C.
V6B 2X6

February 27, 2004	TSX Venture Exchange Symbol: MAD
Frankfurt Stock Exchange Symbol: MRG
Berlin Stock Exchange Symbol: MRG
Tel: (604) 689-1659
Fax: (604) 689-1722
Email: mad@senategroup.com
Website: www.mirandagold.com

Media Relations Appointment

Miranda Gold Corp. is pleased to announce that it has retained the Los Angeles area firm of National Media Associates (“NMA”) to conduct media awareness programs on behalf of the Company commencing March 1, 2004. Headed by Mr. George Duggan, NMA is a long-term media-relations specialist in the natural resource and gold exploration sectors.

The Company will pay NMA a monthly fee commencing March 1, 2004 of $US 3,500 under the terms of a six-month service agreement which is, however, subject to cancellation after four months upon presentation of 30-days written notice. Pursuant to the agreement, and subject to TSX Venture Exchange approval, Miranda Gold Corp. has also granted 150,000 incentive stock options to a representative of NMA, exercisable at a price of $0.53 each for a period of three years.

Miranda Gold Corp. is a gold exploration company focused in Nevada, with numerous gold exploration projects in various stages of exploration and development. For more information, visit the Company’s web site at www.mirandagold.com.

ON BEHALF OF THE BOARD

“Dennis L. Higgs”

Chairman and CFO

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.